UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2024

Commission File Number: 001-40850

Exscientia plc

(Translation of registrant’s name into English)

The Schrödinger Building

Oxford Science Park

Oxford OX4 4GE

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

EXPLANATORY NOTE

Results of Court Meeting of Shareholders and General Meeting of Shareholders

As previously disclosed in the Report of Foreign Private Issuer on Form 6-K on August 8, 2024, Exscientia plc (“Exscientia”) entered into a transaction agreement dated August 8, 2024 (the “Transaction Agreement”), with Recursion Pharmaceuticals, Inc., a Delaware corporation (“Recursion”), pursuant to which, subject to the terms and conditions set forth therein, including the requisite approval of Exscientia’s shareholders and Recursion’s stockholders, respectively, Recursion will acquire the entire issued and to be issued share capital of Exscientia (the “Transaction”) pursuant to a scheme of arrangement under Part 26 of the United Kingdom Companies Act 2006 (the “Scheme of Arrangement”).

On November 12, 2024, Exscientia held (i) a meeting of the Scheme Shareholders (as defined in the Scheme of Arrangement), convened with the permission of the High Court of Justice in England and Wales, to consider and, if thought fit, approve the Scheme of Arrangement (the “Court Meeting”) and (ii) a general meeting of the shareholders of Exscientia to consider, and if thought fit, approve the Special Resolution (as defined in the Scheme of Arrangement) in connection with the Transaction (the “General Meeting”).

At the Court Meeting, a majority in number of Scheme Shareholders who voted (either in person or by proxy), representing 98.11% by value of those Scheme Shares (as defined in the Scheme of Arrangement), voted in favor of the resolution to approve the Scheme of Arrangement and accordingly the requisite majority of holders of Scheme Shares voted in favor of the Scheme of Arrangement.

At the General Meeting, 98.33% of the votes cast by Exscientia shareholders who voted (either in person or by proxy), voted in favor and accordingly the requisite majority of Exscientia shareholders voted in favor of the of the Special Resolution to implement the Scheme of Arrangement, including amending Exscientia’s articles of association in connection with the Scheme of Arrangement and authorizing Exscientia directors to take all such action as they may consider necessary or appropriate for carrying the Scheme of Arrangement into effect.

Copies of the final reports of the inspector of elections showing the final results of the Court Meeting and the General Meeting are furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively.

Additional Information and Where to Find It

The proposed transaction between Exscientia and Recursion is the subject of the definitive joint proxy statement filed on October 10, 2024 by Exscientia and Recursion with the U.S. Securities and Exchange Commission (the “SEC”), as amended by the supplemental disclosures filed by Recursion on its Current Report on Form 8-K on November 6, 2024 (the “Joint Proxy Statement”). The Joint Proxy Statement provides full details of the proposed transaction and the attendant benefits and risks, including the terms and conditions of the Scheme of Arrangement and the other information required to be provided to Exscientia’s shareholders under the applicable provisions of the United Kingdom Companies Act 2006. This communication is not a substitute for the Joint Proxy Statement or any other document that Exscientia or Recursion may file with the SEC or send to their respective security holders in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT (WHICH INCLUDES AN EXPLANATORY STATEMENT IN RESPECT OF THE SCHEME OF ARRANGEMENT) AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC OR SENT TO EXSCIENTIA’S SHAREHOLDERS OR RECURSION’S STOCKHOLDERS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Exscientia’s Investor Relations department at investors@exscientia.ai.

Participants in the Solicitation

Exscientia, Recursion, and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed transaction.

Information about Exscientia’s directors and executive officers is available in Exscientia’s Annual Report on Form 20-F dated March 21, 2024. Information about Recursion’s directors and executive officers is available in Recursion’s proxy statement dated April 23, 2024, for its 2024 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the Joint Proxy Statement, as well as other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the Joint Proxy Statement carefully before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (“Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Recursion’s securities issued in the proposed transaction are anticipated to be issued in reliance upon an available exemption from such registration requirements pursuant to Section 3(a)(10) of the Securities Act.

Forward Looking Statements

Statements contained herein which are not historical facts may be considered forward-looking statements under federal securities laws and may be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the proposed combination of Exscientia and Recursion and the outlook for Exscientia’s or Recursion’s future businesses and financial performance such as delivering better treatments to patients, faster and at a lower cost; the discovery and translation of higher quality medicines more efficiently and at a higher scale. Such forward-looking statements are based on the current beliefs of Exscientia’s and Recursion’s respective management as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may vary materially from these forward-looking statements based on a variety of risks and uncertainties including: the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; the failure to satisfy conditions to completion of the proposed combination, including obtaining the sanction of the High Court of Justice of England and Wales to the Scheme of Arrangement, on a timely basis or at all, and the receipt of required regulatory approvals; risks that the proposed combination disrupts each company’s current plans and operations; the diversion of the attention of the respective management teams of Exscientia and Recursion from their respective ongoing business operations; the ability of either Exscientia, Recursion or the combined company to retain key personnel; the ability to realize the benefits of the proposed combination, including cost synergies; the ability to successfully integrate Exscientia’s business with Recursion’s business, at all or in a timely manner; the outcome of any legal proceedings that may be instituted against Exscientia, Recursion or others since the announcement of the proposed combination; the amount of the costs, fees, expenses and charges related to the proposed combination; the effect of economic, market or business conditions, including competition, regulatory approvals and commercializing drug candidates, or changes in such conditions, have on Exscientia’s, Recursion’s and the combined company’s operations, revenue, cash flow, operating expenses, employee hiring and retention, relationships with business partners, the development or launch of technology enabled drug discovery, and commercializing drug candidates; and the risks of conducting Exscientia’s and Recursion’s business internationally.

Other important factors and information are contained in the Joint Proxy Statement, including the risks summarized in the section entitled “Risk Factors” thereof, and Exscientia’s other periodic filings with the SEC, which can be accessed at http://investors.exscientia.ai, or www.sec.gov. All forward-looking statements are qualified by these cautionary statements and apply only as of the date they are made. Exscientia does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Final Report of Inspector of Elections for the Court Meeting.
99.2	Final Report of Inspector of Elections for the General Meeting.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXSCIENTIA PLC

By:	/s/ Ben Taylor
Name:	Ben Taylor
Title:	Chief Financial Officer

Date:

November 12, 2024